SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicateby check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Robomatix Technologies Ltd. Announces the Purchase of Certain Activities and Assets of
Tadiran Telecom Business Systems Ltd. in consideration for
$6.7 million and the undertaking of certain liabilities

TEL AVIV, Israel, July 20, 2004 /PRNewswire/ – Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), announces it has entered into an agreement with Tadiran Telecom Business Systems Ltd. (hereafter “Tadiran Telecom”) for the purchase of the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel (hereafter “Tadiran Telecom Israel” or “the Purchased Activity”) as of March 31, 2004, in consideration for $6.7 million, to be paid as follows: (i) $3.7 million at the Closing; (ii) an amount of $1.5 million after twelve months; (iii) an amount of $1 million after twenty four months (iv) an amount of $500,000 after thirty six months.

The purchased assets include the assets and liabilities related to Tadiran Telecom Israel, including among others, the agreements with the customers, the distribution agreements, the fixed assets, the inventory, the license to use intellectual property related to the Purchased Activity and liabilities in connection with certain employees of Tadiran Telecom Israel that will be transferred to Robomatix within the framework of the transaction (the “Transferred Employees”), which are not expected to exceed $7 million.

In addition, Tadiran Telecom will receive options to purchase 10% of the issued share capital of Robomatix (on a fully diluted basis) for a price per share of $0.70, for a period of three years from the Closing date.

Based on the representations made by Tadiran Telecom, Robomatix expects that the revenues derived from the Purchased Activity will be higher than $20,000,000 during the coming 12 months with positive cash flow and profitability.

The purchase of the Purchased Activity may be made through an entity held by Robomatix.

The closing of the agreement is subject to receipt of the approval from the Transferred Employees of Tadiran Telecom Israel and other approvals.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: July 20, 2004